FACSIMILE	DIRECT DIAL NUMBER

(212) 818-8602

Email Address

eschwartz@graubard.com

***FOIA Confidential Treatment Request***

Confidential Treatment Requested by Lucid Diagnostics Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-259721)

     October 6, 2021

Division of Corporation Finance

Office of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Lucid Diagnostics Inc.
Registration Statement on Form S-1
Filed September 22, 2021
File No. 333-259721

Ladies and Gentlemen:

On behalf of our client, Lucid Diagnostics, Inc. (the “Company”), we hereby submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The purpose of this letter is to provide additional information in connection with our response to comment number 8 from the Staff’s letter dated August 6, 2021 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by electronic delivery. In this letter, we have recited below the prior comment number 8 from the Staff, with the Company’s response following immediately thereafter.

8.	We note your response to comment 6 and that on page F-14 you have granted 1 million restricted shares during the three months ended March 31, 2021 and 65,000 restricted shares subsequent to March 31, 2021. Please provide an updated analysis between the recent valuations of your common stock leading up to the IPO and the estimated offering price that addresses the beneficial conversion feature of the notes, any stock options issued during six months prior to the offering and these restricted shares. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Lucid Diagnostics Inc.

Securities and Exchange Commission

October 6, 2021

IPO Price Range

The Company advises the Staff that it currently anticipates that the price range for the initial public offering (“IPO”) will be within the range of [***] to [***] per share (the “Preliminary Price Range”) with a mid-point price per share of [***], before giving effect to a stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”).

The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the Preliminary Price Range set forth above will not be subject to significant change.

Historical Fair Value Determination and Methodology

As part of the above fair value determinations, for each grant date, the Board obtained and considered valuation reports prepared by a third-party valuation firm in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation.

The estimated fair value of the restricted stock awards granted under the 2018 Equity Plan, as discussed below, was determined using a probability-weighted average expected return methodology (“PWERM”), which involves the determination of equity value under various exit scenarios and an estimation of the return to the common stockholders under each scenario. In this regard, the Company common stock grant-date estimated fair value was based upon an analysis of future values, assuming various outcomes, based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the Company.

The PWERM principally involved (i) the identification of scenarios and related probabilities; (ii) determine the equity value under each scenario; and (iii) determine the common stock shareholders’ return in each scenario. The two scenarios identified were an initial public offering of the Company’s common stock (“IPO scenario”) and continuing as a private company (“stay private scenario”). With respect to the IPO scenario, the valuation of the Company’s common stock was computed using assumptions, including estimated dates of the initial public offering, to calculate an estimated pre-money valuation. With respect to the stay private scenario, an income approach was used, wherein a risk-adjusted discount rate is applied to projected future cash flows. A relative weighting of 75% was applied to the IPO scenario and 25% was assigned to the stay private scenario.

Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Lucid Diagnostics Inc.

Securities and Exchange Commission

October 6, 2021

Equity Issuances

As of June 30, 2021, a total of 1,105,000 shares of restricted stock were granted under the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan (the “2018 Equity Plan”), with all of the restricted stock awards having been granted during the six months ended June 30, 2021 and no other equity awards granted during such six-month period, as follows:

Grant Date	Number of Shares Underyling Restricted Stock Awards	Estimated Fair Value Per Share For Financial Reporting Purposes
March 2021	1,040,000	$18.20
April 2021	65,000	$18.50

A total of 1,040,000 restricted stock awards were granted under the 2018 Equity Plan in March 2021 to certain employees of PAVmed, to a member of the board of directors of the Company (who is also a member of the board of directors of PAVmed), and to the three physician inventors of the intellectual property licensed under the patent license agreement with Case Western Reserve University. The restricted stock awards have a single vesting date of March 1, 2023, and an aggregate grant date fair value of approximately $18.9 million, determined as discussed above. This reflects price per share of $18.20 determined by way of a 75% weight for an estimated IPO scenario price of [***] per share and a weight of 25% for a stay private scenario price of [***] per share. The [***] per share estimated IPO scenario price is [***] the estimated midpoint of the Preliminary Price Range. The aggregate estimated fair value is being recognized as stock-based compensation expense ratably on a straight-line basis over the vesting period, which is commensurate with the service period, with the full amount classified in general and administrative expense in the unaudited condensed statement of operations as of and for the six months ended June 30, 2021. The restricted stock awards are subject to forfeiture if the requisite service period is not completed.

A total of 65,000 restricted stock awards were granted under the 2018 Equity Plan in April 2021 to an employee of PAVmed Inc. and to a member of the board of directors of the Company. The restricted stock awards have a single vesting date in April 2023, and an aggregate grant date fair value of approximately $1.2 million, determined as discussed above. This reflects a price per share of $18.50 determined by way of a 75% weight for an estimated IPO scenario price of [***] per share and a weight of 25% for a stay private scenario price of [***] per share. The [***] per share estimated IPO scenario price is [***] the estimated midpoint of the Preliminary Price Range. The aggregate estimated fair value is being recognized as stock-based compensation expense ratably on a straight-line basis over the vesting period, which is commensurate with the service period, with approximately $1.1 million classified in general and administrative expense and $0.1 million classified in research and development expense in the unaudited condensed statement of operations as of and for the six months ended June 30, 2021. The restricted stock awards are subject to forfeiture if the requisite service period is not completed.

Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Lucid Diagnostics Inc.

Securities and Exchange Commission

October 6, 2021

The restricted stock awards granted under the 2018 Equity Plan are discussed in further detail in the Company’s unaudited condensed financial statements as of and for the six months ended June 30, 2021 and 2020, in Note 9, Stock-Based Compensation.

Comparison to Preliminary Price Range

Based upon the Preliminary Price Range, the midpoint of the price range for the IPO will exceed the fair values used for financial reporting purposes in connection with the restricted stock awards.

The determination of the Preliminary Price Range was not based on a formal determination of fair value, but rather was based on discussions between the Company and the representatives of the underwriters. In setting the Preliminary Price Range, the Company and the representatives considered various factors, including, but not limited to, current securities market conditions, business, market and other developments affecting the Company and the industry in which it participates, and the market for PAVmed’s common stock.

The Company believes that the difference between the estimated fair value of its common stock for financial reporting purposes and the midpoint of the Preliminary Price Range is the result of the following factors:

●	Stock Market Conditions. The expected offering price will take into consideration the valuation and performance of companies that the underwriters believe will be comparable to the Company, as well as the recent performance of successful initial public offerings outside of the Company’s line of business.

●	Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Common Stock. The prior valuations reflected the illiquidity of the Company’s common stock at the time, as well as the uncertainty of an initial public offering. The expected offering price, on the other hand, represents the estimated fair value of freely tradable unrestricted common stock that will be sold in the public markets without discounts for illiquidity and lack of marketability. Notwithstanding the uncertainty of an initial public offering, in determining the fair value for financial reporting purposes, management employed a high probability (75%) for the IPO scenario, while using a low probability (25%) for the stay private scenario. Furthermore, the valuation used for the IPO scenario was [***] the midpoint of the Preliminary Price Range.

●	Enhanced Balance Sheet and Financial Resources. The expected offering price assumes a successful offering which provides the Company with proceeds that (a) substantially strengthen the Company’s balance sheet as a result of increased cash and access to public company debt and equity markets and (b) increase the probability that the Company will be successful in its product development initiatives.

Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Lucid Diagnostics Inc.

Securities and Exchange Commission

October 6, 2021

●	Product Development Milestones. Upon acquiring the product license, the Company developed a strategic plan for regulatory approvals and commercial launch of initially laboratory developed test (LDT) and longer-term plan to receive PMA approval from the FDA for EsoGuard and EsoCheck as an IVD device via clinical trials. Since that time, the Company has advanced the strategic plan and has initiated the product launch, expanded the product pipeline, and commenced a clinical trial to pursue an FDA approval for a medical device. Many significant business milestones were achieved after the issuance of the restricted stock awards:

○	In May 2021, EsoCheck received CE Mark certification in Europe.
○	In July 2021, the Company entered into an agreement with UpScript, LLC to develop and operate a web-based platform for telemedicine consultations.
○	In July 2021, the Company entered into an agreement to transfer the EsoCheck manufacturing to high-volume manufacturer Coastline International Inc.
○	In August 2021, the Company began testing patients referred by primary care physicians at three Lucid Test Centers.

Conclusion

In calculating the fair value for financial reporting purposes in connection with the restricted stock awards, management assumed a high probability (75%) of an initial public offering and used an estimated price per share for the IPO scenario that was [***] the estimated midpoint of the Preliminary Price Range. The price per share for the stay private scenario was determined using accepted valuation methodologies and assumptions that were reasonable at the time.

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide, and that the fair values used for financial reporting purposes were reasonable and appropriate.

Inapplicability of Beneficial Conversion Feature Model

As discussed in the Registration Statement and in our prior letter to the Staff dated September 3, 2021 (the “Prior Letter”), the Company has issued to PAVmed Inc. (“PAVmed”), its parent, a Senior Unsecured Promissory Note, dated June 1, 2021, with a face value principal of $22.4 million, an annual interest rate of 7.875%, and a maturity date of May 18, 2028 (the “Convertible Note”). The Convertible Note replaced the $22.4 million aggregate amount of the “Due To: PAVmed Inc.” payment obligations outstanding and payable as of June 1, 2021. The Convertible Note provides for the partial or full repayment of the face value principal and accrued but not paid interest thereon by the issue of shares of the Company’s common stock, at a conversion price of $2.00 per share, with such conversion at the election of PAVmed. It is expected PAVmed will convert the principal and unpaid interest expense into shares of the Company’s common stock prior to the consummation of the IPO. As discussed in the Prior Letter, the Company believes the conversion price is materially consistent with the fair value of the Company’s common stock in light of the overall timing of the advances and other payments by PAVmed and the actions by the Company’s board of directors with respect to establishing the conversion price and issuing the Convertible Note.

Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

FOIA Confidential Treatment Request

Pursuant To Rule 83 by Lucid Diagnostics Inc.

Securities and Exchange Commission

October 6, 2021

However, the Company respectfully submits that an evaluation of the conversion price of the Convertible Note as a beneficial conversion feature (“BCF”) was not required, and accordingly no determination of the fair value of the Company’s common stock was made, in connection with the accounting for the Convertible Note. As mentioned above, the Convertible Note ultimately was dated June 1, 2021, and, as such, an evaluation of its conversion price as a BCF was not required as a result of the elimination of the “BCF Model/Construct” from the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 470, Debt, as a result of the promulgation by the FASB in August 2020 of its Accounting Standards update (“ASU”) 2020-06. In this regard, ASU 2020-06 was adopted by the Company on January 1, 2021, as discussed in the Company’s financial statements as of and for the years ended December 31, 2020 and 2019, in Note 2, Summary of Significant Accounting Policies and Recent Accounting Standards Updates - Recent Accounting Standards Updates.

Because there was no fair value determination in connection with the accounting for the Convertible Note, the Company’s respectfully submits that comparison to the Preliminary Price Range is not necessary or possible.

* * * * * * *

If you have any questions or need any further information, please do not hesitate to contact me at the telephone number or electronic mail address set forth above.

Sincerely,

/s/ Eric T. Schwartz

Eric T. Schwartz

cc:	Lishan Aklog, M.D.

Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.